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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville (City) Tennessee (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Wilkinson (865) 777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coulter & Justus, P.C.
(Name – *if individual, state last, first, middle name*)

9717 Cogdill Road, Suite 201 (Address) Knoxville (City) Tennessee (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Wade Wilkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. M. PATEL
STATE OF TENNESSEE NOTARY PUBLIC
KNOX COUNTY

Wade Wilkinson
Signature

PRESIDENT CEO
Title

J.M. Patel
Notary Public

My commission expires April 1, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) and Retained Earnings.
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Position

Securities Service Network, Inc. and Subsidiaries

December 31, 2011
with Report of Independent Auditors

C&J COULTER & JUSTUS, P.C.

Consolidated Statement of Financial Position

Securities Service Network, Inc. and Subsidiaries

December 31, 2011
with Report of Independent Auditors

Securities Service Network, Inc.
and Subsidiaries

Consolidated Statement of
Financial Condition

December 31, 2011

Contents

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Report of Independent Auditors

The Board of Directors
Securities Service Network, Inc., and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc., and Subsidiaries (the "Company") as of December 31, 2011. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We did not audit the statement of financial position for Fort Loudon Insurance Co., Ltd., a wholly owned subsidiary, which statement reflect total assets of $2,207,846 as of December 31, 2011. That statement was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fort Loudon Insurance Co,. Ltd., is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Coulter & Justus, P.C.

February 24, 2012

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Governing Board
Fort Loudon Insurance Co., Ltd.
Tortola, British Virgin Islands

We have audited the accompanying statements of **Fort Loudon Insurance Co., Ltd.** (incorporated as a BVI business company) which comprise the statements of financial position as of December 31, 2011 and 2010, and the statements of income, statements of changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation of the financial statements in accordance with the International Financial Reporting Standards (IFRS).

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements of **Fort Loudon Insurance Co., Ltd.** at December 31, 2011 and 2010, is prepared, in all material respects, in accordance with the IFRS.

Lally & Co., LLC

February 8, 2012

Securities Service Network, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 8,354,224
Deposits with clearing organizations	130,020
Receivable from clearing organizations	1,236,102
Receivable from independent registered agents	219,351
Securites owned, at fair value	1,655,277
Prepaid expenses and other assets	684,462
State income taxes receivable, including deferred taxes of $82,900	88,581
Total assets	$ 12,368,017
Liabilities and stockholders' equity	
Liabilities:	
Payable to clearing organizations	$ 155,536
Payable to independent registered agents	1,672,397
Accrued compensation	1,463,279
Accounts payable and other accrued expenses	771,993
	4,063,205
Stockholders' equity:	
Common stock, no par value, authorized 2,000 shares: issued and outstanding 1,000 shares	6,000
Retained earnings	8,298,812
	8,304,812
Total liabilities and stockholders' equity	$ 12,368,017

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

Securities Service Network, Inc. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

December 31, 2011

1. Description of Business

Securities Service Network, Inc. is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The principal business activities of Securities Service Network, Inc. and its wholly owned subsidiaries (collectively, the "Company") are to provide support to its affiliated independent registered representatives through clearing general securities transactions and by providing research support, risk management, and educational opportunities. The Company's success is largely dependent upon the securities market and retaining its representatives.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial position includes the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance Company, LTD, which is domiciled in the British Virgin Islands. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

The Company also grants credit to its representatives, substantially all of whom are independent registered representatives that are geographically dispersed across the country.

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2011 there were no accounts which management determined to be uncollectible.

2. Significant Accounting Policies (*continued*)

Securities Owned

Securities owned are comprised of mutual funds, all of which are classified by management as trading securities as they are bought and held principally for the purpose of selling them in the near term. These securities are reported at fair value based on the quoted market prices of the securities with net realized and unrealized gains and losses included in earnings.

Fair Value

FASB issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

See Note 3 *Securities Owned*, for more information on the fair value of financial assets and liabilities.

2. Significant Accounting Policies (*continued*)

Income Taxes

The stockholders of the Company have elected S corporation status under the Internal Revenue Code. The stockholders are taxed on their proportionate share of the Company's taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant differences for the Company primarily relate to accrued compensation.

With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2009. Interest or penalties, if any, incurred related to taxes are reported in operating expenses.

Cash in Excess of FDIC Insured Limits

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. As of December 31, 2011, the Company had approximately $1,300,000 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events

In preparation of the accompanying statement of financial condition, management has evaluated subsequent events that have occurred since the statement of financial condition date through February 24, 2012, the date the statement of financial condition was available for issuance.

3. Securities Owned

Securities owned at December 31, 2011 consist of mutual fund equities with a fair value of $1,655,277 and cost of $1,654,211. The following are the trading securities measured at fair value under FASB guidance as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Government Bond Index Funds	$ 768,406	$ –	$ –	$ 768,406
Corporate Bond Index Funds	775,422	–	–	775,422
Other Mutual Funds	111,450	–	–	111,450
	$1,655,277	$ –	$ –	$1,655,277

4. Management Incentive Plans

The Company has two non-qualified incentive plans for key employees to compensate those employees for the future long-term growth of the Company.

Stock Appreciation Right Plan (SARP)
Participants in the SARP are awarded units that represent a hypothetical number of shares of Company stock corresponding in value to one percent of the outstanding shares of Company stock. The value of the Company stock is determined by a committee as appointed by the Company's board of directors.

Benefits under this plan become payable to its participants upon the occurrence of certain events as defined in the agreement. As of December 31, 2011 all participants in the SARP were fully vested in the plan and a liability is recorded in accrued compensation on the accompanying consolidated statement of financial condition. If obligations to an individual participant exceed $100,000, the Company may, at its option, liquidate the obligation over a five year period in equal installments following the triggering event. Participants in the SARP also have dividend equivalent rights.

Supplemental Executive Compensation Plan (SECP)
Participants in the SECP are awarded units at a fixed value with a combined value of $808,000. Benefits under this plan become payable to its participants upon the occurrence of certain events as defined in the agreement. As of December 31, 2011 there was no liability recorded associated with the SARP.

5. Defined Contribution Plan

Certain employees are covered by a defined contribution plan sponsored by the Company. The Company's contributions to the plan include a safe harbor match of 4% and a discretionary contribution as determined by the Board of Directors.

6. Related Party Office Lease

The Company has an operating lease for office facilities with an entity controlled by the Company's stockholders and directors which expires on March 31, 2015. As of December 31, 2011, future minimum rental payments under the operating lease amounted to the following:

2012	**$262,500**
2012	**262,500**
2014	**262,500**
2015	**65,625**
	$853,125

7. Related Party Transactions

The Company engages in various transactions with its stockholders, board of directors and other business entities controlled by its stockholders and members of its board of directors. Advances to related parties were $59,310 at December 31, 2011.

8. Contingencies

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings. The Company estimates potential losses that may arise out of legal and regulatory proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated. Information regarding potential losses is accumulated over time and the estimates of the liability are revised accordingly, with the change recognized in the period revisions are made. During 2011 the accrual for estimated losses incurred in prior years decreased $1.2 million. While the Company believes its estimates for potential losses are reasonable, it is at least reasonably possible that a change in the estimate will occur in the near future.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $4,305,418, which was $4,014,973 in excess of its required capital of $290,445. The Company's net capital ratio was 1.01 to 1.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Assets	Total Stockholder's Equity
SSN Advisory, Inc.	$ 43,421	$ (789)
SSN Agency, Inc.	5,371	1,006
SSN Agency of Texas, Inc.	5,043	2,033
Network Agency	6,186	(23,735)
Network Agency of Alabama, Inc.	5,145	(994)
Network Agency of Ohio, Inc.	5,024	157
Fort Loudon Insurance Company, Ltd.	2,207,846	825,310
Total	$2,278,036	$802,988

Subsidiaries are excluded from the computation of the Company's net capital.